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NANO-X IMAGING LTD

Your Mobile or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 8:00 a.m., Eastern Time, on December 19, 2022.

INTERNET
www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MOBILE VOTING
On your Smartphone/Tablet, open the QR Reader and scan the below image. Once the voting site is displayed, enter your Control Number from the proxy card and vote your shares.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

Please mark your votes like this **X**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS.

1. To re-elect each of the following directors as Class II directors, to serve until the Company's annual general meeting of shareholders in 2025, and until their respective successors are duly elected and qualified.

	FOR	AGAINST	ABSTAIN
Erez Alroy	☐	☐	☐
Noga Kainan	☐	☐	☐

2. To approve the award of options to the non-executive directors Erez Alroy, Noga Kainan and Dan Suesskind, provided that in the case of Erez Alroy and Noga Kainan, subject to their respective election as directors at the Meeting under Proposal 1. FOR ☐ AGAINST ☐ ABSTAIN ☐

3. To approve the compensation of Mr. Ran Poliakine as non-executive Chairman of the Board of Directors. FOR ☐ AGAINST ☐ ABSTAIN ☐

4. To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company's independent registered public accountants for the fiscal year ending December 31, 2022 and for such additional period until our next annual general meeting. FOR ☐ AGAINST ☐ ABSTAIN ☐

CONTROL NUMBER

Signature____________________ **Signature, if held jointly**____________________ **Date**____________, **2022**

NOTE: Please sign exactly as name appears on this proxy. When shares are held by joint tenants, both should sign or the senior of the joint tenants should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If the person named on the shares certificate has died, please submit evidence of your authority. If a corporation, please sign in the full corporate name by the President or authorized officer and indicate the signer's office. If a partnership, please sign in the partnership name by an authorized person.

NANO-X IMAGING LTD

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting of Shareholders to be held on December 21, 2022.

The 2022 Proxy Statement is available at: https://www.cstproxy.com/nanox/2022.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

NANO-X IMAGING LTD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 21, 2022

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of Nano-X Imaging Ltd (the "Company") relating to the Annual General Meeting of Shareholders of the Company to be held on Wednesday, December 21, 2022 at 3:00 p.m. Israel time (8:00 am EST) at the Company's offices at The Communications Center, Neve Ilan, Israel (the "Meeting"), and at any adjournment or adjournments thereof, and hereby appoint(s) Ran Daniel and Marina Gofman Feler, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all Ordinary Shares of the Company registered in the name which the undersigned is entitled to vote, either on his or her own behalf or on behalf of an entity or entities, at the Meeting and at any adjournment or postponement thereof, with the same force and effect as the undersigned might or could do if personally present thereat in the manner set forth on the reverse side.

(Continued and to be marked, dated and signed, on the other side)